

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Yongchen Lu
Chief Executive Officer and Director
TH International Ltd
2501 Central Plaza
227 Huangpi North Road
Shanghai, People's Republic of China, 200003

>   **Re: TH International Ltd**
>   **Registration Statement on Form F-1**
>   **Filed October 13, 2022**
>   **File No. 333-267864**

Dear Yongchen Lu:

        We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed October 13, 2022

Cover Page

1.   We note your disclosure that the ESA investors purchased their applicable portion of the 5,000,000 ordinary shares to be registered for resale at a price of $10.00 per share. We also note that you paid such investors an option premium of $500,000, and that the governing equity support agreement with Shaolin Capital Management LLC provides that you will pay the applicable investors an amount that adjusts if the VWAP falls below $10.40, $10.60 or $10.90, based on the applicable reference period following the closing date of the business combination. In connection therewith:

- Please quantify the three applicable reference payments that may be due based on your recent trading prices, and also revise your disclosure to provide an estimate of the price paid per share after accounting for the option premium payment as well as the reference period payments (e.g., estimate the price paid per share by using recent trading prices as a proxy for the VWAP adjustments to illustrate how much the applicable investors paid after accounting for the anticipated amount that you may pay to each investor at the end of the applicable reference periods).

- We also note your disclosure that "the ESA Investors may experience a potential profit if the price of our Ordinary Shares exceeds $10.00 per Ordinary Share." Please revise to also explain the circumstances upon which such investors may profit if the price of the ordinary shares are below $10.00 per share.

- Revise your summary to discuss the risks that this agreement may pose to other holders if you are required to pay such reference period amounts. For example, discuss how such payments would impact the cash you have available for other purposes and to execute your business strategy and how your stock price/stock volatility might be affected. In revising your discussion, also disclose the related risks of the convertible notes agreement, including the risk that you may be required to repurchase all of the applicable holders' notes. Last, please include a standalone risk factor discussing such risks.

2. We note your disclosure that you are registering for resale certain shares that "were acquired by Pangaea Two Acquisition Holdings XXIIA Limited and Pangaea Two Acquisition Holdings XXIII, Ltd. for nominal consideration." Please revise to clarify that Peter Yu is the controlling owner of these shares and disclose what the "nominal" consideration paid for such shares was, to provide investors with a more complete picture of the offering.

3. We note your disclosure that you are registering the shares issuable upon exercise of the sponsor warrants, and you state that the sponsor purchased such warrants "for a total consideration of $9,400,000 in a private placement concurrent with the initial public offering of Silver Crest." Please disclose the price paid per warrant, and also reconcile with your disclosure in the Form 8-K of Silver Crest Acquisition Corp. filed January 20, 2021, which indicates that the total consideration in such private placement was $8,900,000. Additionally, where you discuss the 5,050,000 ordinary shares issued to the PIPE investors at $10.00 per share, revise to clarify that the sponsor purchased and is registering for resale 500,000 of such shares.

4. We note your disclosure that the notes investors purchased an aggregate principal amount of $50 million notes for a purchase price of 98% of the principal amount thereof. Please disclose the conversion price per underlying share, which appears to be $11.50 according to your disclosure on page 101 per underlying share, as well as the purchase price per underlying share.

5.   We note that you propose registering the 4,450,000 and 1,200,000 ordinary shares issuable upon the exercise of the sponsor warrants and the PIPE warrants, respectively, in both primary and resale offerings, thereby indicating that you intend to sell certain underlying shares pursuant to Section 5 of the Securities Act and/or pursuant to an exemption(s) from Section 5 of the Securities Act. Please tell us why you are proposing to offer the same securities pursuant to two separate types of issuances/offerings and provide us with your analysis as to how this complies with the Securities Act and the rules and regulations promulgated thereunder.

Recent Development, page 12

6.   Please summarize the option agreement, dated August 19, 2022, as you are registering the resale of 200,000 shares in connection therewith.

Use of Proceeds, page 68

7.   We note your disclosure on pages 20 and 21 that "[t]he likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Ordinary Shares" and "[i]f the market price for our Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants." Please revise to disclose this here when discussing the warrants. Additionally, in your section entitled "Liquidity and Capital Resources" beginning on page 101, to the extent that your warrants are out-of-the-money, please describe how this impacts your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 101

8.   We note that the projected total revenue from your company owned and operated stores for 2022 was $244.6 million, as set forth in the unaudited prospective financial information management prepared and provided to the board in connection with the evaluation of the business combination. To the extent material, please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity, including whether you will meet your 2022 revenue projections. In this regard, it appears that your total 2022 revenue as of June 30, 2022 was $60.295 million, according to your disclosure on page 89.

Exhibit Index, page II-3

9.   Please file the option agreement, dated August 19, 2022, as well as the executed convertible note purchase agreement(s) with Sona Credit Master Fund Limited and Sunrise Partners Limited Partnership, as we note that it appears you have only submitted the form of such agreement as exhibit 10.12.

Yongchen Lu
TH International Ltd
November 9, 2022
Page 4

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jesse Sheley